Exhibit 99.2

April 17, 2017

Appian Corporation

11955 Democracy Drive, Suite 1700

Reston, VA 20190

Dear Sirs:

We, Lead to Market Research (“LTM Research”), a Division of Unee Solutions, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto (the “Registration Statement”) of Appian Corporation and any related prospectuses of (i) our name and all references thereto, and (ii) the statements set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

We further consent to the reference to our firm, under the caption “Industry and Market Data” in the Registration Statement, as acting in the capacity of an author of independent industry publications.

Yours faithfully,

/s/ James M. Stafford, III

Name: James M. Stafford, III

Designation: Project Manager

For and on behalf of LTM Research

SCHEDULE

Quote 1: “Decision makers are increasingly recognizing the need to capitalize on these trends, with 87% of Global 2000 executives planning digital transformation projects for 2017 and 47% of Global 2000 executives citing digital transformation as their highest corporate priority for 2017, according to a survey conducted by LTM Research, an industry research firm, which was commissioned by us.”

Quote 2: “Developer talent is scarce and hiring developers to create custom software is costly. According to an LTM Research survey of Global 2000 executives, which was commissioned by us, 79% of respondents said they were concerned that their digital transformation initiatives would be impacted by challenges in hiring and retaining skilled developers.”